Harbin Electric, Inc.

No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu

Harbin Kai Fa Qu, Harbin, China 150060

December 6, 2010

Julie Sherman U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No.: 001-33276
Response to Form 10-Q for the period ended June 30, 2010
Filed on August 9, 2010
File No.: 001-33276
Response to Form 10-Q for the period ended September 30, 2010
Filed on November 9, 2010
Definitive proxy statement on Schedule 14A filed on June 24, 2010

Dear Ms. Sherman:

Harbin Electric, Inc. (the “Company”) is in receipt of the Staff’s letter dated November 12, 2010 relating to its annual report, quarterly reports and definitive proxy statement referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments until December 13, 2010.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely,

/s/ Tianfu Yang
Tianfu Yang
Chairman and Chief Executive Officer
cc:	Angela Dowd
Loeb & Loeb LLP